
March 22, 2023

Noel Watson
Chief Financial Officer
Legalzoom.com, Inc.
101 N. Brand Boulevard
11th Floor
Glendale, CA 91203

> **Re: Legalzoom.com, Inc.**
> **Form 10-K for the year ended December 31, 2022**
> **File No. 001-35618**

Dear Noel Watson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Business Metrics, page 33

1. We note that you aim to continue to grow subscription units, in part, by improving retention rates. We also note your risk factor disclosure on page 8, which highlights the importance of converting customers to subscriptions, retaining existing customers and renewing subscriptions to maintaining and improving your operating results. In your response to prior comment 9 from your May 18, 2021 letter, you indicated that management believed annual retention rate is the most relevant metric for investors to assess the company's effectiveness in retaining its subscription base. However, we note that you have removed the discussion of annual retention rate from your filing. Please explain why you removed this measure. Tell us what retention, expansion or conversion measure(s) you currently use to evaluate your subscription business and revise to include a quantified discussion of such measure(s). Refer to SEC Release No. 33-10751.

Results of Operations, page 38

2. We note that you provide the impact of volume (i.e. average number of subscription units and number of transactions) and price (i.e. ARPU and average order value) on your subscription and transaction revenue. You also qualitatively discuss various factors that impacted the volume and price metrics for each revenue stream, a portion of which relates to the Earth Class Mail acquisition in fiscal 2021. Please revise to also include a quantified discussion of the various factors, including any offsetting factors, that impacted your revenue and/or the supporting metrics disclosed. Refer to Item 303(b) of Regulation S-K.

Notes to Consolidated Financial Statements
Note 14. Commitments and Contingencies, page 82

3. Please revise to disclose that an accrual has not been recorded related to the April 2020 legal proceeding because the likelihood of loss is not both probable and reasonably estimable. Additionally, given there is at least a reasonable possibility of loss, revise to disclose either an estimate of the reasonably possible loss or range of loss, or include a statement that such an estimate cannot be made. We refer you to your responses to prior comments 16 and 10 from your letters dated May 17, 2021 and June 4, 2021, respectively, as well as the guidance ASC 450-20-25-2 and 450-20-50-3 and 50-4.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Kathleen Collins, Accounting Branch Chief, at 202-551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology